UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

American Depositary Shares, evidenced by American Depositary

Receipts, each representing two Ordinary Shares

(Title of Class of Securities)

82859P 1041

(CUSIP Number)

Jianguo Yang Fosun Industrial Co., Limited Level 28 Three Pacific Place 1 Queen’s Road East Hong Kong China (86)(21) 6332 5563	With a copy to: Brian Spires Baker & McKenzie LLP 23rd Floor, One Pacific Place, 88 Queensway Hong Kong SAR +852 2846 2457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 104

1.	Names of Reporting Persons Fosun Industrial Co., Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds BK, WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,898,088(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 8,898,088(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,898,088(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.97%(3)

14.	Type of Reporting Person CO

(1) Number of shares is number of Ordinary Shares, par value $0.01 per share (“Ordinary Shares”). Fosun Industrial Co., Limited (“Fosun Industrial”) holds 4,449,044 American Depository Shares (“ADSs”), each representing two Ordinary Shares.

(2) Fosun Industrial is a party to a Contribution Agreement (as defined below in Item 4), dated August 28, 2013, with the Separately Filing Persons (as defined below in Item 4), among other parties, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by Fosun Industrial and the Separately Filing Persons. As a result, Fosun Industrial may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Fosun Industrial and the Separately Filing Persons. Ordinary Shares listed as beneficially owned by Fosun Industrial exclude Ordinary Shares held by any of the Separately Filing Persons, in each case as to which Fosun Industrial disclaims beneficial ownership.

(3) Percentage of class is based on a total of 111,672,266 Ordinary Shares outstanding as of August 28, 2013, as provided by the Issuer, which included 9,727,116 restricted Ordinary Shares that had been granted by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan as of such date.

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2011 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the ordinary shares, par value $0.01 per share (“Ordinary Shares”) and the American Depositary Shares (“ADSs”, each representing two Ordinary Shares), of Simcere Pharmaceutical Group (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on November 8, 2011 and Amendment No. 2 to the Original 13D filed on March 21, 2012. Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 1.                                 Securities and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to the Ordinary Shares and the ADSs, each representing two Ordinary Shares, of the Issuer. The ADSs are listed on the New York Stock Exchange under the symbol “SCR ”. The Issuer’s principal executive office is located at No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China.

Item 2.                                 Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by Fosun Industrial, a corporation organized under the laws of Hong Kong, China, pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.

The principal business address of Fosun Industrial is 28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China.

•                  Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as import and export business. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceuticals (Group) Co. Ltd. (“Fosun Pharma”);

•                  Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited. Fosun Pharma focuses on pharmaceutical manufacturing and research and development, pharmaceutical distribution and retail, healthcare services and medical diagnosis and medical devices. Fosun Pharma is a subsidiary of, and is beneficially held approximately 41.09% by Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”);

•                  Fosun High Technology, through its subsidiaries, engages in insurance, industrial operations, investment and asset management in China. Fosun High Technology is a wholly owned subsidiary of Fosun International Limited (“Fosun International”);

•                  Fosun International is a Hong Kong holding company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 79.08% by Fosun Holdings Limited (“Fosun Holdings”);

•                  Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•                  Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of Ordinary Shares underlying the ADSs held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is also set forth in Exhibit 99.1.

Fosun Industrial may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Fosun Industrial and the Separately Filing Persons (as defined below in Item 4). It is Fosun Industrial’s understanding that the Separately Filing Persons are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4                                    Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

Merger Agreement

On August 28, 2013, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Simcere Holding Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Simcere Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, the outstanding Ordinary Shares and ADSs (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury and any Ordinary Shares or ADSs held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands) will be cancelled in exchange for the right to receive an amount in cash equal to $4.83 per Ordinary Share (or $9.66 per ADS), without any interest thereon.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for (i) each of the parties to use reasonable best efforts to cause the transactions to be consummated and (ii) the Issuer to call and hold an extraordinary shareholders’ meeting for purposes of voting and approving the Merger Agreement and recommending adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.  The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by shareholders of the Issuer.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the Contribution Agreement (as described below) and a debt commitment letter dated August 26, 2013 issued by China Merchants Bank, New York Branch and China Merchants Bank, Nanjing Branch and acknowledged by Parent.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting on and approving the Merger Agreement.  The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 28, 2013, Fosun Industrial, Mr. Jinsheng Ren, New Good Management Limited (“NGM”), Mr. Hongquan Liu, Assure Ahead Investments Limited (“Assure”), Right Lane Limited and King View Development International Limited (“King View”) (collectively, the “Rollover Shareholders”), and Parent entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by such Rollover Shareholder as set forth in the Contribution Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement.  Immediately prior to the closing of the Merger, each Rollover Shareholder shall subscribe, or shall cause its affiliate to subscribe, and Parent shall issue to such Rollover Shareholder or its affiliate, as the case may be, for consideration of $0.0001 per share in cash, the number of ordinary shares of Parent set forth in the Contribution Agreement.  Parent has further agreed to issue to Mr. Ren and Mr. Liu such number of ordinary shares of Parent, on such terms and conditions and subject to such limitations on dividends and transfers and vesting schedules, as the restricted Ordinary Shares of Mr. Ren and Mr. Liu included in the Rollover Shares.

Each Rollover Shareholder has further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Contribution Agreement.  Subject to applicable laws, each Rollover Shareholder irrevocably appoints Parent as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Contribution Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise) or transfer, or enter into any contract, option or other arrangement or understanding to sell or transfer, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, any swap, option, forward, futures or any other similar transaction in each case involving any Rollover Shares and which (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than the Contribution Agreement) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Mr. Ren, NGM, Mr. Liu, Assure, Right Lane Limited and King View are collectively referred to as the “Separately Filing Persons”.

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on August 28, 2013, Fosun Industrial entered into a limited guaranty (the “Limited Guaranty”) with the Issuer, pursuant to which Fosun Industrial has agreed severally but not jointly, to guarantee its pro rata share (7.97%) of the obligations of Parent under the Merger Agreement to pay, under certain circumstances, a reverse termination fee and reimburse certain indemnification obligations of Parent. The Limited Guaranty will terminate upon the earliest to occur of (i) all of the guaranteed obligations contemplated under the Limited Guaranty having been fully performed, (ii) the effective time of the Merger, and (iii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Company has not presented a bona fide written claim for payment of any guaranteed obligation contemplated under the Limited Guaranty to Fosun Industrial by such date.

Concurrently with the execution of the Limited Guaranty, each of (i) NGM, (ii) Premier Praise Limited, which is wholly owned by Hony Capital Fund V, L.P., a fund affiliated with Hony Capital II, L.P., and (iii) King View also entered into a limited guaranty with the Issuer, in substantially the same form as the Limited Guaranty, with respect to 56.45%, 25.00% and 10.58%, respectively, of Parent’s termination fee and certain reimbursement and indemnification obligations.

The description of the Contribution Agreement and the Limited Guaranty set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Contribution Agreement and the Limited Guaranty, which have been filed as Exhibits 99.7 and 99.8 respectively, and are incorporated herein by reference.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Contribution agreement or the Limited Guaranty, Fosun Industrial currently does not have any plans or proposals that relate to or would result in any action specified in Item 4 of this Schedule 13D. Fosun Industrial may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the ADSs beneficially owned by Fosun Industrial, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. The forgoing is subject to change at any time, and there can be no assurance that Fosun Industrial will take any of the actions set forth above.

Item 5                                                            Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun Industrial as of August 28, 2013.

(b) See Items 7 through 10 of the cover pages to this Amendment for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun Industrial as of August 28, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Except insofar as Mr. Guo Guangchang may be deemed to beneficially own the ADSs held by Fosun Industrial, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings beneficially owns any ADSs.

Fosun Industrial disclaims beneficial ownership of the shares held by any of the Separately Filing Persons. The filing of this Amendment No.3 to Schedule 13D shall not be constructed as an admission that Fosun Industrial is, for the purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any of the Separately Filing Persons.

(c) During the 60 days preceding the filing of this Amendment, Fosun Industrial has not effected any transactions in the Ordinary Shares or ADSs of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The information regarding the Contribution Agreement and the Limited Guaranty under Item 4 are incorporated herein by reference in their entirety.

Except as described above, neither Fosun Industrial nor, to Fosun Industrial’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 99.1	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial (filed herein).

Exhibit 99.2

Banking Facilities Agreement, dated August 7, 2009, between Fosun Industrial and Standard Chartered Bank (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on August 29, 2011 by Fosun Industrial with the SEC).

Exhibit 99.3

Term Loan Facility Agreement, dated October 6, 2010, between Fosun Industrial and Wing Lung Bank (incorporated herein by reference to Exhibit 99.3 to the Original 13D filed on August 29, 2011 by Fosun Industrial with the SEC).

Exhibit 99.4

Information regarding purchases of the Issuer’s ADSs by Fosun Industrial during the 60 days before the filing of the Original 13D (incorporated herein by reference to Exhibit 99.4 to the Original 13D filed on August 29, 2011).

Exhibit 99.5

Information regarding purchases by Fosun Industrial of the Issuer’s ADSs since the filing of the Original 13D (incorporated herein by reference to Exhibit 99.4 to Amendment No.1 to the Original 13D filed on November 8, 2011).

Exhibit 99.6

Information regarding purchases by Fosun Industrial of the Issuer’s ADSs since the filing of Amendment No. 1 to the Original 13D (incorporated herein by reference to Exhibit 99.4 to the Amendment No. 2 to the Original 13D filed on March 19, 2012)

Exhibit 99.7

Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited (filed herein).

Exhibit 99.8	Limited Guaranty dated August 28, 2013 by Fosun Industrial Limited in favor of Simcere Pharmaceutical Group (filed herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2013

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors